SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2006

                                 LANOPTICS LTD.
                              (Name of Registrant)


               1 Hatamar Street, P.O.B. 527, Yokneam 20692, ISRAEL
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F [X]                Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________


This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-112136 and 333-121611 and Form S-8 Registration Statements File Nos. 33-71822 and 333-134593.

                                 LANOPTICS LTD.



6-K Items

     1. Press Release re LanOptics to Increase its Equity Interest in EZchip Technologies dated December 14, 2006

                                                                          ITEM 1

Press Release                                             Source: LanOptics Ltd.

LanOptics to Increase Its Equity Interest in EZchip Technologies

Thursday December 14, 5:24 pm ET

YOKNEAM, Israel, Dec. 14 /PRNewswire-FirstCall/ -- LanOptics Ltd. (Nasdaq: LNOP
- News), a provider of network processors, announced today that two principal shareholders, as well as another shareholder, of its subsidiary EZchip Technologies Ltd. have elected to exchange all of their shares of EZchip for shares of LanOptics. The exchange is being conducted in accordance with a previously disclosed exchange right agreement entered into in 2003 among LanOptics, EZchip and the minority shareholders of EZchip. The exchanges are expected to be completed by the end of 2006.

LanOptics will acquire the equivalent of 15,512,934 EZchip ordinary shares in exchange for the issuance of 3,878,234 LanOptics ordinary shares. The resulting dilution in each LanOptics shareholder's percentage of ownership will be offset by the increase in LanOptics' holdings in EZchip. As a result of the exchanges, LanOptics will increase its ownership interest in the outstanding share capital of EZchip from approximately 60% to approximately 78%. LanOptics' business consists exclusively of the business of EZchip, a company that is engaged in the development of high performance network processors.

This exchange transaction represents another step in LanOptics' long-term plan to acquire 100% ownership of EZchip, a plan that was authorized by LanOptics' shareholders in April 2003. LanOptics believes that the increase in its percentage ownership in EZchip should increase the value of LanOptics and may result in greater benefits to LanOptics' shareholders over the long-term. LanOptics also believes that it is desirable to rationalize its corporate structure by unifying the shareholdings in the two companies and that such unification will also allow various efficiencies in the operation of the businesses.

Following consummation of the exchanges that are being announced today, LanOptics will seek to further increase its holdings in EZchip by pursuing similar exchanges with the two remaining EZchip shareholders. This press release does not constitute an offer by LanOptics to purchase any EZchip shares nor does it constitute an offer to sell any LanOptics shares.

About LanOptics

LanOptics is focused on its subsidiary EZchip Technologies, a fabless semiconductor company providing highly integrated 10-Gigabit and 5-Gigabit network processors. EZchip's network processors provide the flexibility and integration that enable triple-play data, voice and video services in systems that make up the new Carrier Ethernet networks. Flexibility and integration make EZchip's solutions ideal for building systems for a wide range of applications in telecom networks, enterprise backbones and data centers.

For more information on EZchip, visit the web site at http://www.ezchip.com

For    more    information    on    LanOptics,    visit    the   web   site   at
http://www.lanoptics.com


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products, product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. These risks could cause the Company's actual results for 2006 and beyond to differ materially from those expressed in any forward looking statements made by, or on behalf of LNOP.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            LANOPTICS LTD.
                                            --------------
                                            (Registrant)



                                            By: /s/Dror Israel
                                                --------------
                                                 Dror Israel
                                                 Chief Financial Officer

Date: December 14, 2006